Puda Coal, Inc.
426 Xuefu Street, Taiyuan, Shanxi Province
The People’s Republic of China 030006

March 28, 2008 Via Edgarlink

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, DC 20549-7410
Attention:  Ms. Carmen Moncada-Terry

Re: Puda Coal, Inc.
Registration Statement on Form S-1
File No. 333-130380

Dear Ms. Moncada-Terry :

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Puda Coal, Inc. (the “Company”) hereby requests that the Commission take appropriate action to make the above-captioned Registration Statement effective at 5:00 PM Washington, D.C. local time on March 31, 2008, or as soon thereafter as possible.

Pursuant to the comments of the Commission set forth in the letter dated March 11, 2008 in connection with the above-captioned Registration Statement, the Company acknowledges that:

-	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 28, 2008

Should you have any questions or comments regarding the foregoing, please contact Stephen M. Davis, Esq. at 212 847-8798 or Catherine Pan, Esq. at 212 847-8671.

Sincerely, Puda Coal, Inc. /s/ Ming Zhao Ming Zhao President and Chief Executive Officer

cc:    Stephen M. Davis, Esq. and Catherine Pan, Esq. (Heller Ehrman LLP)